Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

April 8, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic and Christina Fettig

Re:	SEG Partners Long/Short Equity Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-283244 and 811-24024

Dear Mr. Orlic and Ms. Fettig,

The following responds to the comments provided on April 1, 2025, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Comment: Page 3 of the Prospectus discusses the Investment Management Fee and the Adviser’s contractual agreement to waive 0.25% of the Investment Management Fee through July 1, 2026. Please disclose whether the Investment Management Fee waiver is subject to recoupment.

Response: The Fund confirms that the Investment Management Fee waiver is not subject to recoupment, and corresponding disclosure will be added to the Revised Registration Statement.

2.	Comment: The last sentence of the “Expense Limitation Agreement” section on Page 3 of the Prospectus states the following: “To the extent that the Adviser bears Specified Expenses in respect of a class of Shares, the Adviser may receive reimbursement for any expense amounts that were previously waived by the Adviser, for a period not to exceed three years from the date on which such expenses were waived by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap.” Please confirm in correspondence that the recapture is limited to the lesser of (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap and modify the disclosure accordingly.

Response: The Fund so confirms, and the above-referenced disclosure will be revised as follows in the Revised Registration Statement:

“To the extent that the Adviser bears Specified Expenses in respect of a class of Shares, the Adviser may receive reimbursement for any expense amounts that were previously waived by the Adviser, for a period not to exceed three years from the date on which such expenses were waived by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of~~either~~: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap.”

3.	Comment: The first paragraph on page 4 of the Prospectus discusses the Incentive Fee and defines the term “net profits.” The Staff notes that the Investment Management Agreement does not include this same definition of net profits. Please confirm whether this term should be defined in the Investment Management Agreement.

Response: The Fund confirms that the definition of net profits is provided to assist investors with their understanding of the mechanics of the Incentive Fee and to provide additional background as to how net profits will be calculated for purposes of the Incentive Fee calculations. Accordingly, the Fund does not believe any revisions are required to be made to the Investment Management Agreement.

4.	Comment: The Staff notes that the line item for “Fees and Interest Payments on Borrowed Funds” was removed from the Fee Table. Please confirm why this line item was removed, as it would relate to the Fund’s intention to borrow during its first year of operations. If the Fund intends to incur leverage through borrowings in the first year of operations, please add the line item back to the Fee Table. If the Fund does not intend to incur leverage in the first year of operations, please represent so in correspondence.

Response: The Fund confirms that it does not currently intend to incur leverage during its first year of operations. Accordingly, no changes will be made in the Revised Registration Statement.

5.	Comment: The Staff notes that short sales appear to be a part of the Fund’s principal investment strategy. Please explain why there is not a line item for an estimate of dividends and other expenses related to short sales in the Fee Table.

Response: The Fund confirms that a line item for “Dividend Expense, Borrowing Costs and Brokerage Expense on Securities Sold Short” will be added to the Revised Registration Statement.

6.	Comment: The Staff notes that initial fee tables are based on estimated proceeds, and the Staff often sees new funds disclose the net proceeds that the fee table is based on, although not required by Form N-2. At a minimum, please confirm in correspondence the estimate of net proceeds that the Fee Table was based on.

Response: The Fund confirms that the Fee Table is based on estimated net proceeds of $300,000,000.

7.	Comment: The Fund confirmed in previous correspondence that the Fund does not intend to charge dividend reinvestment and cash purchase plan fees. However, the “Dividend Reinvestment Plan” section of the Prospectus states that the Fund pays the Administrator’s fees under the DRIP. The Staff notes that typically it sees such estimated fees included in the Other Expenses line item of the Fee Table. Please provide an updated response based on the disclosure that the Fund pays the Administrator’s fees under the DRIP and confirm whether any estimates are included in the Other Expenses line item to the Fee Table.

Response: The Fund confirms that the DRIP does not involve separate fees that are charged to the Fund but are a part of the Administration fees paid to the Administrator by the Fund. Accordingly, the Fund confirms that these fees are reflected in the Administration Fees that are reflected in the “Other Expenses” line item.

8.	Comment: The paragraph above the expense example states the following: “The example amounts assume that the Expense Limitation and Reimbursement Agreement remains in effect for a period of three years following the commencement of the Fund’s operations 2028.” This statement appears to be incomplete. The Staff also notes that the disclosure indicates the assumptions used to calculate the expense examples, and it appears that the examples assume that the Investment Management Fee waiver is in effect for one year and that offering costs are removed after one year. If these additional assumptions were included in the examples, please disclose accordingly.

Response: The Fund confirms that the Example assumes the following: (i) the Investment Management Fee waiver is in effect through July 1, 2026; (ii) offering costs are amortized and accrued during year 1; and (iii) the Expense Limitation and Reimbursement Agreement is in place for three years. The above-referenced disclosure will be revised as follows in the Revised Registration Statement:

“The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under Total Annual Expenses remain the same in the years shown. The example amounts assume that (i) the Expense Limitation and Reimbursement Agreement remains in effect for a period of three years following the commencement of the Fund’s operations ~~2028~~; (ii) the Investment Management Fee waiver is in effect through July 1, 2026; and (iii) offering costs are amortized and accrued in year 1. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.”

9.	Comment: The “Fund Expenses” section on Page 41 defines “Extraordinary Expenses.” It does not appear that the Expense Limitation and Reimbursement Agreement defines the term “Extraordinary Expenses.” Please confirm whether “Extraordinary Expenses” should be defined in the Expense Limitation and Reimbursement Agreement as an exclusion from the waiver.

Response: The Fund respectfully does not believe that a definition of Extraordinary Expenses is required to be included in the Expense Limitation and Reimbursement Agreement. The definition included in the “Fund Expenses” section is meant to provide examples of the types of expenses that may occur that would qualify as “Extraordinary Expenses.” However, the Fund does not believe that it would be practicable to include an exhaustive list of examples of such expenses in the Expense Limitation and Reimbursement Agreement since not all Extraordinary Expenses are foreseeable expenses.

The Fund confirms, however, that it has reviewed the definition of Extraordinary Expenses included in the Registration Statement and will revise the first and second paragraphs of the “Fund Expenses” section as follows in the Revised Registration Statement:

“The Fund will pay all of its expenses and/or reimburse the Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the organization and offering of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund such as direct and indirect expenses related to the assessment of prospective investments (whether or not such investments are consummated), investment structuring, corporate actions, travel associated with due diligence and monitoring activities and enforcing the Fund’s rights in respect of the Fund investments; quotation or valuation expenses; the Investment Management Fee, the Distribution and Servicing Fee, the Incentive Fee and the Administration Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside tax or legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund, as applicable; bank service fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the prospectus, SAI, and any other sales material (and any supplements or amendments thereto), reports, notices, websites, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; Shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Adviser or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); ~~and~~ all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund; expenses of a reorganization, restructuring or merger, as applicable; and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund, as applicable, outside of the ordinary course of its business, including, ~~without limitation~~ for example, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the Fund’s rights against any person or entity; and costs and expenses for indemnification or contribution payable by the Fund to any person or entity ~~expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of Shareholders; and the expenses of engaging a new administrator, custodian, transfer agent or escrow agent~~.”

10.	Comment: The “Calculation of Net Asset Value; Valuation” section of the Prospectus states the following: “Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued based on their respective market price adjusted for potential restrictions on the transfer or sale of such securities.” Please explain how the valuation policy regarding adjustments for potential restrictions on the transfer or sale of such securities will comply with ASU 2022-03 Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.

Response: The Fund confirms that the above-referenced disclosure was inadvertently included in the Registration Statement and will be revised as follows to align with the Fund’s valuation policies and procedures: “Securities listed on a securities exchange or an automated quotation system for which market quotations are readily available, including securities traded over-the-counter, generally are valued at the last quoted sale price on the principal exchange or market on which these securities are traded on the valuation date or, if there is no such reported sale on the valuation date, at the most recent quoted bid price for these securities.”

11.	Comment: With respect to the seed financial statements, please disclose the terms of recapture of the Expense Limitation and Reimbursement Agreement. Please also disclose whether the Investment Management Fee waiver is subject to recoupment.

Response: The Fund confirms that the requested changes will be made in the Fund’s future financial statements on a going forward basis.

12.	Comment: The first paragraph on page A-5 of the seed financial statements indicates that the Fund has applied for exemptive relief. The multi-class exemptive relief was issued before the date of the seed financial statements, so please update the disclosure accordingly.

Response: The Fund confirms that the requested changes will be made in the Fund’s future financial statements on a going forward basis.

DISCLOSURE COMMENTS – PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

13.	Comment: Please revise Appendix A to the Prospectus related to prior performance of similar accounts to state that the method used to calculate performance differs from the standardized SEC method. Additionally, please revise the performance table to show performance for the one-, five- and ten-year periods.

Response: The Fund respectfully directs the Staff to the first sentence of the fourth paragraph in Appendix A of the Prospectus in the Registration Statement, which states the following: “Investors should be aware that the Securities and Exchange Commission (the “SEC”) uses a methodology different from that used below to calculate performance for registered funds, which could result in different performance results.”

The Fund confirms that the Appendix A will be revised to show performance for the one-, five- and ten-year periods in the Revised Registration Statement. Please see Exhibit A attached hereto for the revised Appendix A disclosure.

14.	Comment: The S&P 500 column in the performance table should make clear that it reflects no deduction for fees, expenses or taxes.

Response: The requested changes will be made in the Revised Registration Statement. Please see Exhibit A attached hereto for the revised Appendix A disclosure.

15.	Comment: Please re-arrange the columns in the performance table so that the “net” columns appear before the “gross columns.”

Response: The requested changes will be made in the Revised Registration Statement. Please see Exhibit A attached hereto for the revised Appendix A disclosure.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2959.

*****

Sincerely,

Joshua B. Deringer

EXHIBIT A

APPENDIX A

PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

The Fund is modeled after four private funds similarly managed by the Adviser and also managed by the Fund’s portfolio managers: (a) SEG Partners L.P.; (b) SEG Partners II L.P.; (c) SEG Partners Offshore Master Fund Ltd.; and (d) SEG Partners III L.P., (each such privately offered fund being a “Private Fund,” and collectively, the “Private Funds”). The Private Funds are the only private funds that are similarly managed by the Adviser. The Fund has substantially the same investment objective, policies, strategies and restrictions as each Private Fund. This section presents past performance information for each Private Fund.

The performance of the Private Funds does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have the same future performance as a Private Fund. It is inappropriate and would be inaccurate for an investor to consider the Private Funds’ performance below as being indicative of the future performance of the Fund. The Adviser has included this section because it believes that the performance information presented is sufficiently relevant, as related or supplemental information only, to merit consideration by prospective Fund investors.

The table shows performance of each Private Fund over time (as compared with a broad-based market index for reference). Returns for each Private Fund are shown both gross of fees and expenses and net of all actual fees and expenses, including sales loads relating to each Private Fund. Gross of fee and expense returns are returns gross of fees and expenses other than actual trading fees and expenses, and reflect all items of income, gain, and loss. Net of fee and expense returns are calculated by adjusting gross of fee and expense returns by the amount shown in the Fund’s fee and expense table under the heading Total Annual Fund Operating Expenses for all periods.

Investors should be aware that the Securities and Exchange Commission (the “SEC”) uses a methodology different from that used below to calculate performance for registered funds, which could result in different performance results. Indices are unmanaged and it is not possible to invest directly in indices. As such, the index figures do not account for any fees or fund expenses.

The past performance in managing other portfolios is no guarantee of future results in managing the Fund. Please note the following cautionary guidelines in reviewing this disclosure:

•	Performance figures are not the performance of the Fund. Each Private Fund’s performance shown is not the performance of the Fund and is not an indication of how the Fund would have performed in the past or will perform in the future. The Fund’s performance in the future will be different from each Private Fund’s performance presented, due to factors such as differences in the cash flows, different fees, expenses, portfolio size and composition, and possibly asset allocation methodology. In particular, each Private Fund’s performance is not necessarily an indication of how the Fund will perform, as the portfolio is not subject to investment limitations, leverage restrictions, diversification requirements and other restrictions imposed on investment companies by the Investment Company Act and the Internal Revenue Code, which, if applicable, can have a negative impact on the Fund’s performance.

•	The performance shown are averages. The information below shows annual rates of return for the years indicated, but does not reflect any volatility that may have occurred within a given period. The following table provides for each Private Fund’s annual rates of return for the periods indicated, net and gross of fees, as discussed above.

	SEG Partners L.P. Net	SEG Partners L.P. Gross	S&P 500 Return(1)		SEG Partners II L.P. Net	SEG Partners II L.P. Gross	S&P 500 Return(1)		SEG Partners Offshore Master Fund Ltd. Net	SEG Partners Offshore Master Fund Ltd. Gross	S&P 500 Return(1)		SEG Partners III LP Net	SEG Partners III LP Gross	S&P 500 Return(1)
12 Month(2)	-0.7%	0.1%	18.4%	12 Month(2)	-0.8%	0.0%	18.4%	12 Month(2)	-0.7%	0.1%	18.4%	12 Month(2)	-1.2%	0.1%	18.4%
5 Year(2)(3)	8.4%	11.4%	16.9%	5 Year(2)(3)	8.2%	11.2%	16.9%	5 Year(2)(3)	8.1%	11.1%	16.9%	5 Year(2)(3)	N/A	N/A
10 Year(2)(3)	9.3%	12.6%	13.0%	10 Year(2)(3)	9.2%	12.5%	13.0%	10 Year(2)(3)	9.1%	12.3%	13.0%	10 Year(2)(3)	N/A	N/A

2025	0.1%	0.3%	1.4%	2025	0.1%	0.3%	1.4%	2025	0.1%	0.3%	1.4%	2025	0.0%	0.3%	1.4%
2024	7.3%	8.6%	25.0%	2024	7.1%	8.3%	25.0%	2024	7.2%	8.4%	25.0%	2024	5.5%	8.6%	25.0%
2023	6.0%	7.1%	26.3%	2023	6.0%	7.0%	26.3%	2023	5.7%	6.7%	26.3%	2023	10.9%	14.7%	15.2%
2022	-11.3%	-10.4%	-18.1%	2022	-11.2%	-10.3%	-18.1%	2022	-11.2%	-10.3%	-18.1%
2021	24.4%	31.8%	28.7%	2021	24.3%	31.7%	28.7%	2021	24.2%	31.5%	28.7%
2020	22.1%	28.9%	18.4%	2020	21.6%	28.2%	18.4%	2020	21.3%	27.9%	18.4%
2019	27.7%	35.9%	31.5%	2019	27.7%	36.0%	31.5%	2019	27.5%	35.6%	31.5%
2018	3.3%	5.2%	-4.4%	2018	3.1%	4.9%	-4.4%	2018	3.0%	4.8%	-4.4%
2017	12.9%	17.3%	21.8%	2017	12.9%	17.3%	21.8%	2017	12.6%	16.9%	21.8%
2016	1.0%	2.3%	12.0%	2016	1.1%	2.4%	12.0%	2016	0.9%	2.1%	12.0%
2015	11.9%	16.0%	1.4%	2015	11.9%	16.0%	1.4%	2015	11.8%	15.9%	1.4%
2014	13.3%	17.7%	13.7%	2014	13.1%	17.5%	13.7%	2014	12.9%	17.3%	13.7%
2013	20.8%	27.2%	32.4%	2013	20.8%	27.2%	32.4%	2013	20.2%	26.5%	32.4%
2012	5.7%	8.2%	16.0%	2012	5.0%	7.3%	16.0%	2012	4.7%	6.9%	16.0%
2011	2.4%	4.0%	2.1%	2011	2.2%	3.8%	2.1%	2011	1.8%	3.3%	2.1%
2010	13.6%	16.1%	15.1%	2010	13.8%	16.0%	15.1%	2010	13.1%	15.0%	15.1%
2009	17.6%	18.8%	26.5%	2009	17.6%	18.7%	26.5%	2009	16.6%	17.8%	26.5%
2008	-21.2%	-20.4%	-37.0%	2008	-21.8%	-21.0%	-37.0%	2008	-21.7%	-20.9%	-37.0%
2007	19.6%	25.7%	5.5%	2007	19.6%	25.7%	5.5%	2007	19.3%	25.4%	5.5%
2006	15.8%	20.9%	15.8%	2006	15.9%	21.0%	15.8%	2006	15.7%	20.8%	15.8%
2005	10.0%	13.7%	4.9%	2005	10.1%	13.8%	4.9%	2005	10.0%	13.6%	4.9%
2004	15.6%	20.7%	10.9%	2004	15.3%	20.3%	10.9%	2004	14.9%	19.9%	10.9%
2003	3.3%	5.2%	28.7%	2003	1.1%	2.4%	28.7%	2003	2.6%	4.2%	28.7%
2002	14.4%	19.2%	-22.1%					2002	13.4%	17.9%	-22.1%
2001	26.5%	32.5%	-11.9%					2001	2.1%	2.7%	0.9%
2000	19.3%	23.2%	-9.1%
1999	-3.6%	-2.6%	21.0%
1998	39.7%	47.8%	12.8%

(1)	Reflects no deduction for fees, taxes or expenses.

(2)	For the periods ended February 28, 2025.

(3)	The performance data presented reflects the total return, calculated as the compounded annual growth rate over a specified period.